SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2003

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosure: Major Interest in Shares




PRUDENTIAL PLC ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares


        Holding in Prudential plc.


 1. Name of shareholder having a major interest:

    Barclays PLC

 2. Please state whether notification indicates that it is in respect of holding of the shareholder named in 1 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

    Notifiable material interest of Barclays PLC through the following legal entities:

    Barclays Nikko Global Investors Ltd
    Barclays Global Fund Advisors
    Barclays Private Bank and Trust Ltd
    Barclays Global Investors Australia Ltd
    Barclays Global Investors Ltd
    Barclays Life Assurance Co Ltd
    Barclays Bank Trust Company Ltd
    Woolwich Pension Fund Trust Co Ltd
    Woolwich Life Ltd
    Barclays Private Bank Ltd
    Barclays Global Investors, N.A.
    Barclays Private Bank and Trust Ltd
    Barclays Global Investors Japan
    Barclays Capital Securities Ltd
    Barclays Global Investors Japan Trust

 3. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

    Various

 4. Number of shares/amount of stock acquired:

    See additional information

 5. Percentage of issued class:

    See additional information

 6. Number of shares/amount of stock disposed:

    N/A

 7. Percentage of issued class:

    N/A

 8. Class of security:

    Shares of 5p each

 9. Date of transaction:

    21 March 2003

10. Date company informed:

    26 March 2003

11. Total holding following this notification:

    60,147,768

12. Total percentage holding of issued class following this notification:

    3.00%



Additional Information:

Barclays PLC notified the Company on 26 March 2003 that it has a notifiable material interest in a total holding of 60,147,768 Prudential plc shares as at 21 March 2003, which gave rise to a notifiable holding of 3.00%.


                                     -ENDS-



Contact name for Enquiries

Sylvia Mitchell
020 7548 3826

Company official responsible for making notification

Bob Walker, Deputy Group Secretary
020 7548 3804





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date  26 March 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Robert Walker

                                              Robert Walker
                                              Deputy Group Secretary